UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________

FORM 11-K
___________________

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to

Commission File No. 1-13300

CAPITAL ONE FINANCIAL CORPORATION
ASSOCIATE SAVINGS PLAN

CAPITAL ONE FINANCIAL CORPORATION
1680 Capital One Drive
McLean, Virginia 22102

Capital One Financial Corporation Associate Savings Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2014 and 2013

Contents

Page

Report of Independent Registered Public Accounting Firm	1
Audited Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedule:
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)	15
Signature	16
Exhibit:
Exhibit 23.1 Consent of Independent Registered Public Accounting Firm	17

Report of Independent Registered Public Accounting Firm

To the Administrator of the
Capital One Financial Corporation Associate Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Capital One Financial Corporation Associate Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Capital One Financial Corporation Associate Savings Plan as of December 31, 2014 and 2013, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2014, is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming an opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Keiter, Stephens, Hurst, Gary & Shreaves, P.C.

June 22, 2015
Glen Allen, Virginia

Capital One Financial Corporation Associate Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2014	2013
Assets:
Investments at fair value:
Shares of registered investment companies	$2,861,449,528	$2,507,602,517
Shares of fully benefit-responsive investment contracts	371,913,720	381,703,462
Units of Capital One Pooled Company Stock Fund	345,173,380	330,223,358
Total investments	3,578,536,628	3,219,529,337
Receivables:
Participant notes receivable	109,493,388	96,417,843
Transfer from the Beech Street Capital, LLC 401(k) Plan	—	4,790,761
Total receivables	109,493,388	101,208,604
Net assets available for benefits at fair value	3,688,030,016	3,320,737,941
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(9,991,394)	(7,970,174)
Net assets available for benefits	$3,678,038,622	$3,312,767,767
See accompanying Notes to Financial Statements.

Capital One Financial Corporation Associate Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2014	2013
Additions:
Investment income:
Net appreciation (depreciation) of investments, attributable to:
Shares of registered investment companies	$88,152,334	$399,356,864
Units of Capital One Pooled Company Stock Fund	25,642,152	83,855,029
Shares of fully benefit-responsive investment contracts	8,657,899	(1,820,424)
Interest and dividends on investments	112,553,049	76,923,748
Net investment gain	235,005,434	558,315,217
Interest income from participant notes receivable	3,241,790	2,781,653
Contributions:
Employer	202,202,635	205,891,151
Participants	200,268,681	193,570,498
Rollovers	34,296,418	43,295,818
Total contributions	436,767,734	442,757,467
Total additions	675,014,958	1,003,854,337
Deductions:
Benefits paid to participants	307,130,163	224,052,267
Administrative expenses	2,613,940	1,878,163
Total deductions	309,744,103	225,930,430
Net increase in net assets available for benefits	365,270,855	777,923,907
Transfer from the Beech Street Capital, LLC 401(k) Plan	—	4,790,761
Net assets available for benefits:
Beginning of year	3,312,767,767	2,530,053,099
End of year	$3,678,038,622	$3,312,767,767
See accompanying Notes to Financial Statements.

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements

Note 1—Description of Plan

Effective January 1, 1995, Capital One Financial Corporation (the “Company”) established and adopted the Capital One Financial Corporation Associate Savings Plan (the “Plan”) for the benefit of its eligible employees.

Effective December 31, 2013, the Beech Street Capital, LLC 401(k) Plan (the “Beech Street Plan”), a defined contribution plan, was merged into the Plan.

The Benefits Committee of the Company is the Plan administrator and Fidelity Management Trust Company (the “Trustee”) was the Plan trustee for both the 2014 and 2013 Plan years.
The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of the Company who are age 18 or older (including any related companies that adopt the Plan). Eligible employees are automatically enrolled in the Plan immediately upon hire unless they elect to opt-out of Plan participation. The Plan is a qualified defined contribution retirement plan with a cash or deferred arrangement under Internal Revenue Code Sections 401(a) and 401(k), respectively, and subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions

Under the Plan, participants can elect to make annual pre-tax and Roth contributions of no more than 50% of their eligible compensation, subject to Internal Revenue Service (“IRS”) limitations. The IRS limitation was $17,500 for both 2014 and 2013. Participants who are age 50 or older at the end of a particular calendar year are permitted to make additional elective deferral contributions of $5,500. Participants may also contribute amounts representing distributions from other qualified plans as roll-over contributions.

The Company makes contributions to each eligible associate’s account and matches a portion of associate contributions. The Company’s contributions, which provide for a maximum annual Company contribution of up to 7.5% of eligible compensation, consist of two major components: (1) a basic safe-harbor non-elective contribution, and (2) Company matching contributions.

The following table summarizes the Plan’s contribution structure:

Contribution Type	Contribution Structure
1. Basic safe-harbor non-elective contribution	• 3% of eligible compensation
2. Company matching contributions
•    Up to 3% of eligible compensation, calculated as 100% Company match on the first 3% of associate deferrals
•    Up to 1.5% of eligible compensation, calculated as 50% Company match on the next 3% of associate deferrals

Total annual contribution opportunity	• Maximum of 7.5% of eligible compensation

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements (Continued)

The basic safe-harbor non-elective contribution of 3% of eligible compensation, as defined in the Plan document, is made for all eligible employees regardless of participation in the Plan. In addition, the Company makes matching contributions of up to 4.5% of a participant’s eligible compensation. The Company makes “true-up” matching contributions for participants who did not receive the full match to which participants would have been entitled if participants had contributed to the Plan ratably throughout the year. Employees who have made pre-tax and/or Roth contributions to the Plan during the Plan year are eligible for the Company matching contributions. The Company makes contributions on a per-pay period basis and new employees become immediately eligible for the Company’s matching contributions. All Company contributions are cash contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings. Allocations of employer contributions are determined based on participant contributions or eligible compensation, as defined in the Plan document. Allocations of Plan earnings are determined based upon the number of units of the Plan’s investment options in each participant’s account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account as of the date of record.

Vesting

Participant contributions and the earnings on those contributions vest immediately. The Company’s basic contributions also vest immediately. The Company’s matching contributions plus actual earnings thereon vest after two years of service.

Forfeited Accounts

Excess forfeited balances of terminated participants’ non-vested accounts, after payment of administrative expenses, are used to reduce future Company contributions. Forfeited non-vested accounts totaled $4,222,879 and $5,178,182 as of December 31, 2014 and 2013, respectively. Forfeitures used to reduce administrative expense totaled $691,839 and $341,010 in 2014 and 2013, respectively.

Investment Options

All investments in the Plan are participant-directed. Participants may change their investment options at any time. As of December 31, 2014, the Company offered 28 investment options, which are summarized below:

•
BlackRock LifePath Fund (2020, 2025, 2030, 2035, 2040, 2045, 2050, 2055 and Retirement)—Each fund is a broadly diversified portfolio, tailored to the investment horizon of the fund. The name of each fund (e.g., BlackRock LifePath 2020) represents the year during which the investor will most likely begin to draw income and/or principal out of his or her investment portfolio.

•
BlackRock MSCI ACWI ex-U.S. IMI Index Fund—Monies are primarily invested in equity securities included in the MSCI ACWI ex-U.S. IMI Index, which broadly represents the performance of the world's total market capitalization outside of the U.S.

•
BlackRock Russell 2500 Fund—Monies are primarily invested in common stocks included in the Russell 2500 Index, which broadly represents the performance of small to mid-capitalization companies publicly traded in the U.S.

•
BlackRock Strategic Completion Non-Lendable Fund—Monies are primarily invested in inflation sensitive asset classes, such as U.S. treasury inflation protected securities, real estate investment trusts and commodities.

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements (Continued)

•
BlackRock U.S. Debt Index Fund—Monies are primarily invested in debt securities included in the Barclays Capital U.S. Aggregate Bond Index, which broadly represents the performance of debt securities publicly traded in the U.S.

•
Capital One Pooled Company Stock Fund—Monies are invested in a unitized trust fund which invests in shares of the Company’s common stock. The Trustee is also permitted to invest in short-term temporary investments, including pooled funds which bear interest at market rates.

•	Dodge & Cox Balanced Fund—Monies are primarily invested in a diversified mix of common and preferred stocks and investment-grade bonds, generally rated in the top four rating categories.

•	Dodge & Cox International Stock Fund—Monies are primarily invested in equity securities of companies outside of the U.S. from at least three different foreign countries, including emerging markets.

•	Fidelity BrokerageLink—This self-directed option allows participants to invest in mutual funds and other investment options beyond the investment options offered directly through the Plan.

•	Fidelity Capital Appreciation Fund (Class K)—Monies are primarily invested in common stocks.

•	Hartford Mid Cap Fund—Monies are primarily invested in common stocks of mid-capitalization companies.

•	Hartford Small Company Fund—Monies are primarily invested in common stocks of small-capitalization companies.

•
Lazard Emerging Markets Equity Fund—Monies are primarily invested in equity securities of companies whose principal business activities are located in emerging market countries, with a focus on Latin America, the Pacific Basin and Eastern Europe.

•	Northern Small Cap Value Fund—Monies are primarily invested in equity securities of small-capitalization companies.

•	PIMCO Total Return Fund—Monies are invested in all types of bonds, including U.S. government, corporate, mortgage and foreign bonds.

•	Spartan 500 Index Fund—Monies are primarily invested in common stocks included in the S&P 500 Index, which broadly represents the performance of common stocks publicly traded in the U.S.

•
Stable Value Fund—Monies are invested in a diversified portfolio of investment contracts issued by high quality insurance companies and banks, with each contract carrying a crediting rate of interest and backed by high quality securities.

•
T. Rowe Price Institutional Large Cap Growth Fund—Monies are primarily invested in securities of large-capitalization companies that the manager believes to offer the potential for above-average earnings growth.

•
T. Rowe Price Institutional Large Cap Value Fund—Monies are primarily invested in a diversified portfolio of equity investments in large-capitalization U.S. issuers with public stock market capitalizations within the range of the market capitalization of companies constituting the Russell 1000 Value Index at the time of investment.

•
Vanguard Total World Stock Index Investor Shares Fund—Monies are primarily invested in common stocks included in the FTSE Global All Cap Index, which broadly represents the performance of the world's total market capitalization in both developed and emerging markets.

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements (Continued)

Participant Notes Receivable

Participants may elect to borrow from their fund accounts a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from one to five years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with prevailing rates as determined by the Benefits Committee. Principal and interest are paid ratably through bi-weekly payroll deductions. Management has evaluated participant notes receivable for collectability and has determined that no allowance is considered necessary.

Payment of Benefits

A participant may elect to receive an amount up to the vested value of his or her account through a lump-sum distribution upon the participant’s death, hardship, retirement, termination of service or for other reasons as governed by the Plan document. If the participant has invested in the Capital One Pooled Company Stock Fund, he or she may elect to receive distributions of whole shares of common stock with fractional shares paid in cash.

Administrative Expenses

Accounting fees are paid by the Company. Administrative expenses consist primarily of record keeping and advisory fees paid to the Trustee and are paid either by Plan forfeitures or by the Company.

Note 2—Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements of the Plan have been prepared in accordance with generally accepted accounting principles in the U.S (“U.S. GAAP”). Benefits are recorded when paid. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related disclosures. These estimates are based on information available as of the date of the financial statements. While management makes its best judgment, actual amounts or results could differ from these estimates.

Valuation and Income Recognition

The Plan’s investments are reported at fair value and securities transactions are recorded as of the trade date. The fair value of the Plan's investments in Lifecycle funds is based on the net asset value per share, without further adjustments, as a practical expedient to fair value. The fair value of units in the Capital One Pooled Company Stock Fund is determined based upon the stock price of the last reported sales transaction on the last business day of the Plan year. The fair value of shares of registered investment companies is based on quoted market prices, which represent the net asset values of shares held by the Plan as of year end. The Plan’s investment in the Stable Value Fund has underlying investments in guaranteed investment contracts (“GICs”) and synthetic GICs, as well as cash equivalents, and is measured and accounted for based on contract value. The contract value is equal to the principal balance plus accrued interest, which represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. These fully benefit-responsive investment contracts are reported at fair value in the Plan’s statements of net assets available for benefits, with a corresponding adjustment to reflect these investments at contract value. The statements of changes in net assets available for benefits have been prepared on a contract value basis for the years ended December 31, 2014 and 2013.

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements (Continued)

Participant notes receivable are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Risks and Uncertainties

The Plan invests in certain investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 3—Investments

The Plan’s investments are held in a trust administered by the Trustee. A complete listing of the Plan’s investments as of December 31, 2014 is included in the Schedule H, Line 4i—Schedule of Assets (Held at End of Year). The table below presents investments that represented 5% or more of the Plan’s net assets as of December 31, 2014 and 2013:

	December 31,
	2014	2013
Spartan 500 Index Fund	$439,161,938	$365,547,543
Stable Value Fund	371,913,720	381,703,462
Capital One Pooled Company Stock Fund	345,173,380	330,223,358
Dodge & Cox International Stock Fund	218,761,827	220,032,164
Dodge & Cox Balanced Fund	201,047,061	190,919,011
PIMCO Total Return Fund	*	177,912,209
____________
* Investment represents less than 5% of the Plan's net assets as of December 31, 2014.

Fully Benefit-Responsive Investment Contracts

The Stable Value Fund (the “Fund”) invests primarily in investment contracts such as traditional GICs and wrapper contracts (also known as synthetic GICs). In a traditional GIC, the issuer takes a deposit from the Fund and purchases investments that are held in the issuer’s general account. The issuer is contractually obligated to repay the principal and a specified rate of interest guaranteed to the Fund. In a wrapper contract structure, the underlying investments are owned by the Fund and held in trust for Plan participants. The Fund purchases a wrapper contract from an insurance company or bank. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investment, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Fund for the underlying investments).

The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest. The key factors that influence future interest crediting rates for a wrapper contract include the level of market interest rates, the amount and timing of participant contributions, transfers and withdrawals into and out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract and the duration of the underlying investments backing the wrapper contract. Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis.

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements (Continued)

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These circumstances include termination of the Plan, a material adverse change to the provisions of the Plan, the Company making an election to withdraw from a wrapper contract in order to switch to a different investment provider, or the terms of a successor Plan (in the event of spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for the issuance of a clone wrapper contract. Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, uncured material breaches of responsibilities or material and adverse changes to the provisions of the Plan. If one of these events occurred, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula). The Plan administrator believes that the events noted above that limit the Plan’s ability to execute transactions at contract value are unlikely to occur.

The Fund is presented in the financial statements at contract value, as reported to the Plan by the Trustee. There are no reserves against contract value for credit risk of the contract issuer or otherwise as of December 31, 2014 or 2013. The average yield for the investment contracts based on actual earnings was 1.52% and 1.30% for 2014 and 2013, respectively. This average yield represents the annualized earnings of all investments in the Fund during each year divided by the fair value of all investments in the Fund. The average yield adjusted to reflect the actual interest rate credited to participants was 1.92% and 1.75% for 2014 and 2013, respectively. The average credited yield represents the annualized earnings credited to participants in the Fund during each year divided by the fair value of all investments in the Fund.

Note 4—Fair Value Measurement

Fair value is defined as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date (also referred to as an exit price). The fair value accounting guidance provides a three-level fair value hierarchy for classifying financial instruments. This hierarchy is based on whether the inputs to the valuation techniques used to measure fair value are observable or unobservable. Fair value measurement of an asset or liability is assigned to a level based on the lowest level of any input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are described below:

Level 1:	Valuation is based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:
Valuation is based on observable market-based inputs, other than quoted prices in active markets for identical assets or liabilities, quoted prices in markets that are not active, or models using inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:
Valuation is generated from techniques that use significant assumptions not observable in the market. Valuation techniques include pricing models, discounted cash flow methodologies or similar techniques.

The degree of management judgment involved in determining the fair value of assets or liabilities is dependent upon the availability of quoted prices in active markets or observable market parameters. When quoted prices and observable data in active markets are not fully available, management judgment is necessary to estimate fair value. Changes in market conditions, such as reduced liquidity in the capital markets or changes in secondary market activities, may reduce the availability and reliability of quoted prices or observable data used to determine fair value. The process for determining fair value using unobservable inputs is generally more subjective and involves a high degree of management judgment and assumptions.

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements (Continued)

The accounting guidance for fair value measurements requires that we maximize the use of observable inputs and minimize the use of unobservable inputs in determining the fair value. Significant judgment may be required to determine whether certain assets or liabilities measured at fair value are included in Level 2 or Level 3. In making this determination, we consider all available information, including observable market data, indications of market liquidity and orderliness, and our understanding of the valuation techniques and significant inputs used. The calculation of fair value is based on market conditions as of each statement of net assets available for benefits date and may not be reflective of ultimate realizable value.

The following tables display the Plan’s assets measured on the statements of net assets available for benefits at fair value on a recurring basis as of December 31, 2014 and 2013:

Financial Assets Measured at Fair Value on a Recurring Basis

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual funds:
Lifecycle funds	$—	$804,195,022	$—	$804,195,022
Balanced funds	368,833,724	—	—	368,833,724
Value funds	582,320,675	—	—	582,320,675
Index funds	479,695,853	—	—	479,695,853
Growth funds	312,561,283	—	—	312,561,283
International funds	218,761,827			218,761,827
Other funds	95,081,144			95,081,144
Total mutual funds	2,057,254,506	804,195,022	—	2,861,449,528
Fully benefit-responsive investment contracts:
Stable Value Fund	—	371,871,654	42,066	371,913,720
Common stock:
Financial services	345,173,380	—	—	345,173,380
Total investments at fair value	$2,402,427,886	$1,176,066,676	$42,066	$3,578,536,628

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements (Continued)

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds:
Lifecycle funds	$—	$667,070,587	$—	$667,070,587
Balanced funds	368,831,220	—	—	368,831,220
Value funds	513,391,210	—	—	513,391,210
Index funds	365,547,543	—	—	365,547,543
Growth funds	284,775,723	—	—	284,775,723
International funds	220,032,164	—	—	220,032,164
Other funds	87,954,070	—	—	87,954,070
Total mutual funds	1,840,531,930	667,070,587	—	2,507,602,517
Fully benefit-responsive investment contracts:
Stable Value Fund	—	381,703,462	—	381,703,462
Common stock:
Financial services	330,223,358	—	—	330,223,358
Total investments at fair value	$2,170,755,288	$1,048,774,049	$—	$3,219,529,337

Fair Value of Investments in Entities that Use Net Asset Value

The following tables display the Plan’s assets measured at fair value based on net asset value per share as of December 31, 2014 and 2013:

	December 31, 2014
	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Lifecycle funds	$804,195,022	None	Daily	30 days

	December 31, 2013
	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Lifecycle funds	$667,070,587	None	Daily	30 days

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements (Continued)

Level 3 Instruments

The wrapper contracts held within the Stable Value Fund are measured at fair value on a recurring basis using significant unobservable inputs. The following table displays the change in fair value of wrapper contracts for the years ended December 31, 2014 and 2013:

Change in Fair Value
Fair value of wrapper contracts:
Balance, December 31, 2012	$—
Total unrealized gains/(losses)	—
Balance, December 31, 2013	—
Total unrealized gains/(losses)	42,066
Balance, December 31, 2014	$42,066

Level 3 Valuation Techniques

The fair value of wrapper contracts is determined based on the present value of excess future wrap fees. When the replacement cost of the wrapper contract (a re-pricing provided annually by the contract issuer) is greater than the current wrap fee, the difference is converted into the implied additional fee payment cash flows for the duration of the holding. The present value of that cash flow stream is calculated using a swap curve yield that is based on the duration of the holding and adjusted for the holding’s credit quality rating. Because the replacement cost of the wrapper contracts held by the Plan at December 31, 2013 did not exceed the current wrap fee, the fair value of these assets was zero as of December 31, 2013. Certain other disclosures related to the fair value of the wrapper contracts have not been presented as the fair value of the contracts is not material to the Plan’s investment in the Stable Value Fund.

Note 5—Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 6—Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated September 19, 2013, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”); therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Because the Plan is being operated in compliance with the applicable requirements of the Code, the Plan administrator believes that the Plan is qualified and the related trust is tax-exempt.

Management has evaluated the effects of accounting guidance related to uncertain income tax positions and concluded that the Plan had no significant financial statement exposure to uncertain income tax positions at December 31, 2014 or 2013. The Plan’s tax returns for years 2011 and forward remain open for examination by tax authorities. The Plan is not currently under audit by any tax jurisdiction.

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements (Continued)

Note 7—Transactions with Parties-in-Interest

The following table summarizes the fair value of transactions within certain Plan investment options that are considered to be party-in-interest transactions as of December 31, 2014 and 2013, for which a statutory exception exists:

	December 31,
	2014	2013
Capital One Pooled Company Stock Fund	$345,173,380	$330,223,358
Fidelity Capital Appreciation Fund	171,148,806	154,249,864
Participant notes receivable	109,493,388	96,417,843
Fidelity BrokerageLink	23,474,456	18,806,476

The Plan recognized administrative expense paid to the Trustee of $2.6 million and $1.9 million, respectively, in 2014 and 2013.

Note 8—Reconciliation of Financial Statements to Form 5500

The following table presents a reconciliation of net assets available for benefits as of December 31, 2014 and 2013 per the financial statements to the net assets available for benefits per the Form 5500:

	December 31,
Net assets available for benefits:	2014	2013
Net assets available for benefits, per the financial statements	$3,678,038,622	$3,312,767,767
Adjustment from contract value to fair value for fully benefit-responsive investment	9,991,394	7,970,174
Benefits payable to participants	(821,623)	(3,533,153)
Deemed loan distributions	(105,336)	(85,466)
Net assets available for benefits, per the Form 5500	$3,687,103,057	$3,317,119,322

The following table presents a reconciliation of benefits paid to participants for the years ended December 31, 2014 and 2013 per the financial statements to benefits paid to participants per the Form 5500:

	December 31,
Benefits paid to participants:	2014	2013
Benefits paid to participants, per the financial statements	$307,130,163	$224,052,267
Benefits payable to participants at end of year	821,623	3,533,153
Benefits payable to participants at beginning of year	(3,533,153)	(3,863,899)
Reversal of prior year deemed loan distributions	(85,466)	(80,080)
Deemed loan distributions	105,336	85,466
Benefits paid to participants, per the Form 5500(1)	$304,438,503	$223,726,907
____________
(1) Includes corrective distributions and deemed loan distributions.

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements (Continued)

The following table presents a reconciliation of net investment gains for the years ended December 31, 2014 and 2013 per the financial statements to the net investment gains per the Form 5500:

	December 31,
Net investment gains (losses):	2014	2013
Net investment gains, per the financial statements	$235,005,434	$558,315,217
Interest income from participant notes receivable	3,241,790	2,781,653
Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment	(7,970,174)	(18,029,372)
Adjustment from contract value to fair value for fully benefit-responsive investment	9,991,394	7,970,174
Net investment gains, per the Form 5500	$240,268,444	$551,037,672

Note 9—Subsequent Events

In accordance with U.S. GAAP, the Plan evaluates subsequent events that have occurred after the statement of net assets available for benefits date but before the financial statements are issued.  There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the statement of net assets available for benefits but arose after that date. The Plan evaluated subsequent events through June 22, 2015, the financial statement issuance date.
Based on the evaluation, the Plan did not identify any recognized or non-recognized subsequent events that would have required adjustment to the financial statements.

Supplemental Schedule
Capital One Financial Corporation Associate Savings Plan
Employer Identification Number 54-1719854; Plan Number 002

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value
		Shares/Rate		(e) Current Value
	Registered investment companies:
	Spartan 500 Index Fund	6,028,304	shares	$439,161,938
	Dodge & Cox International Stock Fund	5,195,009	shares	218,761,827
	Dodge & Cox Balanced Fund	1,961,818	shares	201,047,061
	T. Rowe Price Institutional Large Cap Value Fund	8,879,699	shares	182,921,800
	Hartford Mid Cap Fund	6,015,650	shares	173,551,502
*	Fidelity Capital Appreciation Fund	4,743,592	shares	171,148,806
	PIMCO Total Return Fund	15,739,837	shares	167,786,663
	T. Rowe Price Institutional Large Cap Growth Fund	5,146,014	shares	141,412,477
	BlackRock LifePath 2035	9,417,872	shares	127,251,466
	BlackRock LifePath 2040	9,197,334	shares	123,921,198
	Hartford Small Company Fund	5,128,979	shares	119,659,081
	BlackRock LifePath 2045	8,735,475	shares	117,465,060
	BlackRock LifePath 2030	7,939,108	shares	107,449,482
	Northern Small Cap Value Fund	5,027,855	shares	106,188,292
	BlackRock LifePath 2050	7,046,310	shares	95,718,487
	BlackRock LifePath 2025	6,349,755	shares	85,907,743
	Lazard Emerging Markets Equity Fund	3,977,114	shares	68,366,593
	BlackRock LifePath 2055	3,636,365	shares	52,092,025
	BlackRock LifePath 2020	3,794,773	shares	51,237,401
	BlackRock LifePath Retirement	3,090,996	shares	43,152,160
	BlackRock U.S. Debt Index Fund	1,416,061	shares	14,809,692
	BlackRock MSCI ACWI ex-U.S. IMI Index Fund	1,325,975	shares	14,608,396
	BlackRock Russell 2500 Fund	601,051	shares	8,284,110
	BlackRock Strategic Completion Non-Lendable Fund	316,545	shares	3,240,095
	Vanguard Total World Stock Index Investor Shares Fund	115,675	shares	2,831,717
	Total registered investment companies	130,827,166		2,837,975,072
*	Participant-directed brokerage accounts:
	Fidelity BrokerageLink (1)	Various mutual funds and common stocks		23,474,456
	Fully benefit-responsive investment contracts:
	Stable Value Fund	26,502,263	shares	371,913,720
*	Capital One Pooled Company Stock Fund:
	Corporate common stock	4,077,744	shares	336,557,870
	Interest-bearing cash	8,615,510	par	8,615,510
	Total Capital One Pooled Company Stock Fund			345,173,380
	Total investments			3,578,536,628
*	Participant notes receivable, maturing through 2032	3.25%-9.25% interest rates		109,493,388
	Total as of December 31, 2014			$3,688,030,016
____________

*	Indicates a party-in-interest to the Plan.

(1)	Certain investments in the Fidelity BrokerageLink accounts are issued by a party-in-interest to the Plan.
Note: Column (d) is not applicable as all investments are participant-directed.

SIGNATURE

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPITAL ONE FINANCIAL CORPORATION
ASSOCIATE SAVINGS PLAN

(Name of Plan)

By:     /s/ JORY A. BERSON_____________________
Name:     Jory A. Berson
on behalf of the Benefits Committee, as Plan Administrator

Dated: June 22, 2015